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     December 30, 1994


     G.T. Capital Management, Inc.
     50 California Street
     27th Floor
     San Francisco, CA  94111

     RE:      Investment Management and Administration Fee
              Agreement for Global Consumer Products and Services Portfolio
              -------------------------------------------------------------

     Ladies and Gentlemen:

     Global Investment Portfolio (the "Master Trust") has appointed G.T. Capital Management, Inc. ("G.T. Capital") to act as investment manager and administrator to a new portfolio organized as a sub-trust of the Master Trust, Global Consumer Products and Services Portfolio (the "Portfolio"), pursuant to the terms of the Investment Management and Administration Contract between the Master Trust and G.T. Capital currently in effect (the "Management Contract"). For providing services to the Portfolio pursuant to the Management Contract, the Portfolio will pay G.T. Capital investment management and administration fees at the annualized rate of .725% on the first $500 million, .70% on the next $500 million, .675% on the next $500 million and .65% on all amounts thereafter, of the Portfolio's average daily net assets. Such fees are to be calculated daily and paid monthly by the Portfolio.

     Please indicate your agreement with the provisions of the foregoing paragraph by executing this letter in the space set forth for such execution below.

     Sincerely,

     GLOBAL INVESTMENT PORTFOLIO

          /s/ F. Christian Wignall
     By:  ____________________________
          F. Christian Wignall
          Vice President

     AGREED AND ACCEPTED:

     G.T. CAPITAL MANAGEMENT, INC.

          /s/ James R. Tufts
     By:  ____________________________
          James R. Tufts
          Vice President-Finance
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